Exhibit 11

ITT EDUCATIONAL SERVICES, INC.
COMPUTATION OF BASIC AND DILUTED EARNINGS PER SHARE
(In thousands, except per share data)

	Three Months Ended March 31,
	2001	2000
Net income	$4,788	$1,205

Shares:
Weighted average number of shares of common stock outstanding	23,546	24,506

Shares assumed issued (less shares assumed purchased for treasury) on stock options	421	81

Outstanding shares for diluted earnings per share calculation	23,967	24,587

Earnings per common share:
Basic	$0.20	$0.05
Diluted	$0.20	$0.05